IDEAL POWER INC.

November 15, 2013

VIA EDGAR

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Ideal Power Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed November 15, 2013
File No. 333-190414

Dear Ms. Ravitz:

Today, Ideal Power Inc. (the “Company”) is filing Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-1 for your review.  The Amendment is being filed to respond to the following comment:

Financial Statements for Nine Months Ended September 30, 2013

Note 10 (Stock Option Plan), page F-16

We see you granted 825,756 stock options during the nine months ended September 30, 2013.  Please revise to disclose the nature of the option issuances and the amount of compensation cost recorded during the period presented, similar to the language included in the Subsequent Event footnote in the Form S-1/A filed on November 5, 2013.  Please also revise to include relevant discussion of valuation of stock options issued during the third quarter of 2013 within Critical Accounting Policies on page 42.

We have revised the discussion of the Critical Accounting Policies in MD&A and Note 10, as you requested.  Please see pages 44 and F-16 of the Amendment.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (212) 561-5559.

Very truly yours,

IDEAL POWER INC.

By:/s/ Paul Bundschuh
     Paul Bundschuh
     Chief Executive Officer